AB 9/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

11023115

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2011
Washington, D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TOWERS WATSON CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 MADISON AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017-4605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH L. PRAGER 212-309-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

1750 TYSONS BOULEVARD (Address) MCLEAN (City) VIRGINIA (State) 2212-4219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/12

OATH OR AFFIRMATION

I, JUDITH L. PRAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOWERS WATSON CAPITAL MARKETS INC., as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

DORIS V CROSS
Notary Public, State of New York
No 01CR6218802
Qualified in New York County
Term Expires March 15 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Towers Watson Capital Markets, Inc.

Financial Statements

As of and for the Eighteen Month Period Ended June 30, 2011

Supplement Schedule as of June 30, 2011

And Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Towers Watson Capital Markets, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Towers Watson Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of Towers, Perrin, Forster, & Crosby, as of June 30, 2011, and the related statements of operations, cash flows, and changes in shareholder's investment for the 18 month period then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Towers Watson Capital Markets, Inc. at June 30, 2011, and the results of its operations and its cash flows for the 18 month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule 1 listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

August 26, 2011

Towers Watson Capital Markets, Inc.

Table of Contents

Towers Watson Capital Markets, Inc.
Statement of Financial Condition
As of June 30, 2011

ASSETS

Assets:		
Cash	$	4,716,732
Accounts receivable, net of allowance of $2,456		49,497
Receivable from Parent		450,392
Other assets		500,008
Total Assets	**$**	**5,716,629**

LIABILITIES AND SHAREHOLDER'S INVESTMENT

Liabilities:		
Accounts payable and accrued liabilities	$	314,824
Deferred income taxes, net		3,627
Total liabilities		318,451
Shareholder's investment:		
Common stock, $0.001 par value; 1,000 shares issued and outstanding		1
Additional paid-in capital		6,999,999
Accumulated deficit		(1,601,822)
Total shareholder's investment		5,398,178
Total Liabilities and Shareholder's Investment	**$**	**5,716,629**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Operations
For the Eighteen Month Period Ended June 30, 2011

Revenue		
Consulting services	$	222,103
Commissions		9,499
Reimbursed client expenses		3,230
Total revenue		234,832
Expenses		
Compensation and benefits		724,702
General and administrative		503,382
Professional and subcontracted services		273,657
Total expenses		1,501,741
Operating loss		(1,266,909)
Other non-operating income:		
Interest income		920
Net loss before income taxes		(1,265,989)
Income tax benefit		443,056
Net loss	**$**	**(822,933)**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Changes in Shareholder's Investment
For the Eighteen Month Period Ended June 30, 2011

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total Shareholder's Investment
Balance as of January 1, 2010	$ 1	$ 1,999,999	$ (778,889)	$ 1,221,111
Net loss	-	-	(822,933)	(822,933)
Capital contribution	-	5,000,000	-	5,000,000
Balance as of June 30, 2011	**$ 1**	**$ 6,999,999**	**$ (1,601,822)**	**$ 5,398,178**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Cash Flows
For the Eighteen Month Period Ended June 30, 2011

Cash Flows from Operating Activities:		
Net loss	$	(822,933)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for deferred income taxes		7,336
Bad debt expense		2,456
Changes in assets and liabilities:		
Increase in accounts receivable		(51,145)
Decrease in receivable from Parent		43,778
Increase in accounts payable and accrued liabilities		308,254
Decrease in payable to Parent		(87,395)
Net cash used in operating actitivities		**(599,649)**
Cash Flows from Investing Activities:		
Payment of refundable security deposit		(500,008)
Net cash used in investing activities		**(500,008)**
Cash Flows from Financing Activities:		
Contribution of capital from shareholder		5,000,000
Net cash provided by financing activities		**5,000,000**
Net increase in cash and cash equivalents		3,900,343
Cash and cash equivalents, beginning of period		816,389
Cash and cash equivalents, end of period	**$**	**4,716,732**

See accompanying notes to financial statements.

1) Summary of Significant Accounting Policies

Towers Watson Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Towers Watson, & Co. (Towers Watson or the Parent), is a broker and dealer of securities. Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The Company offers services in risk securitization and financial risk transfer transactions.

Merger with Watson Wyatt Worldwide

On January 1, 2010, Towers, Perrin, Forster & Crosby, Inc. (Towers Perrin) and Watson Wyatt Worldwide, Inc. (Watson Wyatt) combined their businesses through two simultaneous mergers and became wholly-owned subsidiaries of Jupiter Saturn Holding Company, which changed its name to Towers Watson & Co. The business of Towers Watson after the merger was consummated on January 1, 2010 is the combined businesses previously conducted by Towers Perrin and Watson Wyatt. Prior to the merger, the Company was a wholly-owned subsidiary of Towers Perrin and the name of the Company was Towers Perrin Capital Markets, Inc. Therefore, upon completion of the merger, the Company became an indirect wholly-owned subsidiary of Towers Watson. Effective March 31, 2010, the Company changed its name to Towers Watson Capital Markets, Inc.

Change in Fiscal Year-End

In connection with the merger, the Company changed its fiscal year end from December 31 to June 30. The Company sought and received approval from the Financial Industry Regulation Authority (FINRA), the Company's governing body, to file financial statements as of and for the eighteen month period ended June 30, 2011. As such, all information contained in this report is presented as of and for the eighteen month period ended June 30, 2011.

Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Capital Contribution

In January 2010, Towers Watson contributed $5 million in cash to the Company. The contribution was recorded as an equity transaction with increases to cash and additional paid-in capital.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Other Assets

Other noncurrent assets held at June 30, 2011 represent a security deposit paid by the Company to Pershing LLC (Pershing) for the use of Pershing's securities clearance and settlement services. Pursuant to exemption (k)(2)(ii) of Rule 15c3-3, the Customer Protection Rule, the Company is exempt from holding capital against customer deposits since it clears all customer transactions through another broker-dealer (Pershing) on a fully-disclosed basis. As part of the agreement with Pershing, the Company is required to pay a minimum of $25,000 per quarter or the total of the fees charged for each transaction, whichever is greater. The security deposit acts as collateral against the Company defaulting on Pershing's bills and is refundable to the Company at the end of the contract.

Revenue Recognition

Consulting Services – Revenue includes fees primarily generated from consulting services provided. We recognize revenue from these consulting engagements when hours are worked, either on a time-and-expense basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. We have engagement letters with our clients that specify the terms and conditions upon which the engagements are based. These terms and conditions can only be changed upon agreement by both parties. Individual consultants' billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements, which span multiple months, is based upon the percentage of completion method. Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require us to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect how we recognize revenue. We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. We have experienced certain costs in excess of estimates from time to time. Management believes that it is rare, however, for these excess costs to result in overall project losses.

Commissions – Compensation for investment trades executed on behalf of clients is earned on a trade-date basis. Commissions are calculated as stipulated in the contracts with our clients, either on an agreed upon rate or as the difference between the buyer and seller price for trades executed for clients.

Reimbursed Client Expenses – Costs directly incurred by the Company on behalf of the client are reimbursed by the client, with such reimbursements being included in revenue as well as in general and administrative expenses.

Interest Income

Interest income includes interest on cash held by the Company.

Income Taxes

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

2) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. The Company had a ratio of aggregate indebtedness to net capital of approximately .07 to 1 as of June 30, 2011, and exceeded the net capital requirement of $21,230. Aggregate indebtedness and net capital, as defined, were $318,451 and $4,898,289, respectively, at June 30, 2011.

3) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(ii) of Rule 15c3-3.

4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following at June 30, 2011:

Accounts payable and accrued expenses	$ 269,050
Payable to Parent *(a)*	45,002
Deferred revenue	772
Total accounts payable and accrued liabilities	$ 314,824

(a) The nature of the Payable to Parent liability is discussed more fully in note 5. This amount represents charges from the Parent incurred under a service level agreement during June of 2011.

5) Related Parties

Towers Watson pays certain direct expenses on behalf of the Company. In addition, employees of Towers Watson provide services to the Company such as bookkeeping and legal services. These costs are provided as part of a service level agreement. For the eighteen month period ended June 30, 2011 such charges totaled $273,122 and are included in general and administrative expenses. Total

direct expenses charged to the Company from Towers Watson for the eighteen month period ended June 30, 2011 were $1,170,930. These direct expenses include charges under the aforementioned service level agreement, compensation and benefit charges for employees who work for the Company, and other miscellaneous expenses. These charges are settled at least quarterly.

6) Income Taxes

Components of income tax (benefit) expense for the eighteen month period ended June 30, 2011 was as follows:

Current tax benefit:		
Federal	$	(450,392)
State		–
	$	(450,392)
Deferred tax expense:		
Federal	$	7,336
State		–
		7,336
Total provision for income taxes	$	(443,056)

The income of the Parent and all of its domestic subsidiaries, including the Company, are included in the filing of a consolidated federal tax return. The Company's share of the consolidated income taxes is determined using the "separate-return" approach. Under the separate-return method of allocation, the Company determines current and deferred tax expense or benefit for the period as if the Company was filing a separate tax return. The net current federal tax benefit resulting from taxable losses incurred by the Company are recognized as a net income tax receivable from the Parent. The income tax receivable from the Parent totaled $450,392 at June 30, 2011.

During the eighteen month period ended June 30, 2011, the Company began filing separate state income tax returns. Prior to June 30, 2011, the Company was included in the filing of the Parent's consolidated state tax returns.

Net deferred tax liabilities of the Company totaled $3,627 as of June 30, 2011. Additionally, the Company has a net state deferred tax asset of $61,285 for which it has established a full valuation allowance. The realizability of deferred tax assets is dependent upon various factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities, and tax planning strategies.

Schedule 1

Towers Watson Capital Markets, Inc.
June 30, 2011

Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital - Total shareholder's investment qualified for net capital	$	5,398,178
Deductions and or charges:		
Non-allowable assets - Unsecured receivables		499,889
Net capital before haircuts on securities positions	$	4,898,289
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1:		-
Net capital	$	4,898,289

Computation of Aggregate Indebtedness

Aggregate indebtedness:		
Accounts payable and accrued liabilties	$	314,824
Deferred income taxes		3,627
Total aggregate indebtedness	$	318,451

Computation of Basic Net Capital Requirement

Minimum capital required to be maintained (6-2/3% of aggregate indebtedness)	$	21,230
Net capital in excess of requirements	$	4,877,059
Ratio of aggregate indebtedness to net capital		0.07

Reconciliation between the net capital as computed above and that originally reported by the Company in its unaudited Part II of Form X-17A-5

Net capital, as reported in the Company's unaudited FOCUS Report	$	4,896,861
Decrease in shareholder's investment		(57,942)
Decrease in unsecured receivables		59,370
Net capital per above	$	4,898,289

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

August 26, 2011

To the Board of Directors and Shareholder of
Towers Watson Capital Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements of Towers Watson Capital Markets, Inc. (the "Company), "), a wholly owned subsidiary of Towers, Perrin, Forster, & Crosby, as of and for the 18 month period ended June 30, 2011 (on which we issued our report dated August 26, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP